Form C

Cover Page

Name of issuer:

World Tree USA, LLC

Legal status of issuer:

Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: NV
Date of organization: 6/3/2015

Physical address of issuer:

2361 Rosecrans Ave., Suite 475
El Segundo CA 90245

Website of issuer:

http://www.worldtree.eco

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

5.0% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Series A Eco-Tree 2021 ACT Units

Target number of securities to be offered:

156,250

Price:

$1.80000

Method for determining price:

Determined arbitrarily by the Issuer based on the capital requirements for planting, care, and harvest of Empress Splendor trees.

Target offering amount:

$250,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$4,999,999.60

Deadline to reach the target offering amount:

12/31/2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$3,169,919.00	$1,428,521.00
Cash & Cash Equivalents:	$1,231,923.00	$792,816.00
Accounts Receivable:	$0.00	$15,574.00
Short-term Debt:	$39,762.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($2,467,711.00)	($1,204,586.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

World Tree USA, LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Main Year Joined as

Director	Principal Occupation	Main Employer	Year Joined as Director
Dr. Catherine Key	President, COO	World Tree	2016
Wendy Burton	Co-Chairman	World Tree	2015
Allan English	Former Founder/CEO	Silver Chef	2021
Julie Friedman-Steele	Chair	World Future Society	2021
Filippo Bozotti	Cofounder	Tribewanted Ltd.	2021
Chris Wedding	Executive in Residence	Duke University	2021
Brad Hilsabeck	Former CEO	GMO	2021
Todd Fein	CEO	Green Diamond	2021
Douglas Willmore	CEO	World Tree	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Dr. Catherine Key	President	2016
Dr. Catherine Key	COO	2016
Deborah Cullen	CFO	2019
Mary Jo Willmore	CBDO	2021
Douglas Willmore	CEO	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
World Tree Technologies, Inc.	10000.0 Series B Voting	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Risks Related to an Investment in World Tree USA, LLC

We are a recently formed company with limited operating history.

World Tree USA, LLC was formed on June 3, 2015. Since then, we have undertaken multiple rounds of financing and have directed the planting of Empress Splendor trees. None of those previous plantings have reached maturity for harvest. As such, we have a limited track record on which an investor may evaluate our performance.

Investors purchasing our Series A Units will not be purchasing interests reflecting the entire operations of the Company.

Investors purchase Series A Units that correspond to a specific crop of Empress Splendor trees. Series A Unit holders will not share in the profits and losses of the Company generally, but only those profits and losses related to the specific crop in which they have invested.

We rely on the efforts of farmers who are contracted to plant and care for the Empress Splendor trees.

A portion of the proceeds from each offering of our Series A Units will be used to acquire Empress Splendor startlings, or small seedlings. Once acquired we will engage local farmers who have available land to grow the Empress Splendor trees. The engagement is documented in an agreement between our Manager and the farmer and is referred to as the "Crop Contracting Agreement". Under the terms of the Crop Contracting Agreement, the farmer will plant the Empress Splendor trees which the Company provides, and care for those trees for their growth cycle until maturity. Farmers must properly water, prune and care for the ES Trees. Failure to do so could result in some or all of a farmer's ES Trees either dying or failing to mature to the expected height and diameter, thereby reducing the amount of ES Lumber that may be harvested from a farmer's ES Trees.

We may not be able to fully deploy the acquired Empress Splendor startlings.

Following acquisition of the Empress Splendor startlings, we will contract with farmers pursuant to our Crop Contracting Agreement. If we are not able to contract with farmers for a sufficient amount of acreage, we may not be able to plant every ES Startling acquired from our offering proceeds. In that event, there will be an adverse effect upon Series A Unit holder returns on investment.

We will not be conducting active, on-site monitoring of the efforts by the contracted farmers.

Neither the Company nor the Manager will be continuously on a farmer's land monitoring their activities during the growth cycle of the Empress Splendor trees. We will undertake certain monitoring activities, but there is no assurance that such monitoring will be as effective as on-site monitoring. Should a farmer fail to properly care for its Empress Splendor trees or default under the terms of its Crop Contracting Agreement, by the time the Company learns of such circumstances it may be too late for the Company to take corrective steps or instruct the farmer to take corrective steps to save the farmer's crop of Empress Splendor trees.

We may not be able to enforce our rights in the event of default by a farmer.

If a farmer defaults under the terms of a Crop Contracting Agreement, the Company has the right to access the farmer's Empress Splendor trees. However, there may be legal or logistical difficulties that prevent us from accessing those Empress Splendor trees for ongoing care, or Harvest. In that event, we may not be able to Harvest or generate revenues from the Empress Splendor trees planted by the defaulting farmer.

Investors will be relying on the Company and its management to effectively manage its business to achieve financial results.

The success of the Company will, to a large extent, depend on the good faith, experience, ability and judgment of the management team and their consultants and advisors to make appropriate decisions with respect to the operations of the Company. If the Company loses the services of one or more of its management team, the business, financial condition and results of operations of the Company may be materially adversely affected. Further, investors will have to rely on the discretion and ability of the Company in choosing which farmers to contract with to grow the Empress Splendor trees, monitoring and supervising the farmers in growing the Empress Splendor trees, and creating a market for Empress Splendor Lumber.

Monitoring of farmers.

The Company will not be continuously on the Farmer's land monitoring their activities during the growth cycle of the ES Trees. Should a Farmer fail to properly care for its ES Trees or default under the terms of its Crop Contracting Agreement, by the time the Company learns of such circumstances it may be too late for the Company to take corrective steps or instruct the Farmer to take corrective steps to save the Farmer's crop of ES Trees.

Our auditor has raised questions about our ability to raise capital to meet the Company's growth projections.

In the audited financial statements attached to this Form C, our auditor has noted that the Company has incurred losses since inception, does not have any revenue generating operations and requires additional capital to fund operations. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

As further noted by our auditor, the Company has significant commercial and economic dependence on World Tree Technologies, Inc., our Manager and a related party, and the Company's ability to continue as a going concern in the

next twelve months is dependent upon its ability to obtain capital financing from investors via offerings of Series A Units sufficient to meet current and future obligations. No assurance can be given that the Company will be successful in these efforts.

We have limited assets in the event of incurring unexpected liabilities.

The Company has only nominal capitalization and no assets except as disclosed in the financial statements as set forth in this Form C. As a result, recourse against the Company for any reason may be limited. The Company has procured a "directors' and officers' liability" insurance policy which will likely include exclusions from coverage and limits of liability.

Certain data and information provided in this Reg CF offering were obtained from third-party sources and were not independently verified by us.

Our Reg CF offering contains certain data and information that we obtained from various sources including industry information from government publications and publicly available third-party publications. We have not independently verified the data and information contained in such third-party publications and reports and we did not commission any such third party for collecting or providing the data used in this Reg CF offering. Data and information contained in such third-party publications and reports may be collected using third-party methodologies, which may differ from the data collection methods we would have used. In addition, these industry publications and reports generally indicate that the information contained therein is believed to be reliable, but do not guarantee the accuracy and completeness of such information. Further, none of these sources are incorporated by reference into this Form C.

We have substantial overseas operations, which we will expand if we are successful in our fundraising efforts.

There are many risks associated with planting crops in countries other than the United States, and we will be exposed to those risks. We lack significant experience dealing with such risks. These risks are compounded by the fact that our executive management team will be based in the United States. These risks include but are not limited to:

- Political, social, and economic instability of each foreign jurisdiction where we operate;
- Fluctuations in currency exchange rates;
- Compliance challenges due to different laws and regulatory environments;
- Different legal status for property rights.

In addition, it may be more difficult for us to enforce legal obligations in foreign jurisdictions and we may be at a disadvantage in any legal proceeding within the local jurisdiction.

Some operations will be conducted through affiliates for operations outside of the United States or Canada.

Compliance with local laws and regulations outside of the United States and Canada may require the Company to operate through locally organized entities. In these cases, the ES Trees may need to be owned by affiliates controlled by our Manager, rather than World Tree USA, LLC. This may impact the flow of distributions to investors in World Tree USA, LLC. We intend to structure these entities, and the manner of their acquisition and harvest the ES Trees to provide investors with as close to a return as possible as if the ES Trees were owned by World Tree USA, LLC, but we are not certain if we will be able to achieve such goal.

There is uncertainty around the duration and breadth of the COVID-19 pandemic, and as a result the ultimate impact on our business, financial condition or operating rules cannot be reasonably estimated at this time.

In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified and the United States, Europe and Asia have implemented severe travel restrictions and social distancing. The impacts of the outbreak are unknown and rapidly evolving. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of our units and investor demand for our units generally.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect our business, results of operations or financial condition.

The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had, and may continue to have, indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

The COVID-19 pandemic may have the effect of heightening many of the other risks described in this "Risk Factors" Section.

To the extent the COVID-19 pandemic may adversely affect our business and financial results, it may also have the effect of heightening many of the other risks described in this "Risk Factors" Section, or other risks which we may not be

currently aware of.

Risks Related to Our Industry

Agriculture and forestry operations are subject to natural disturbances that can reduce yield or even destroy entire crops.

The Empress Splendor startlings and resulting trees are subject to natural disturbances such as drought, insects, pests, disease, fire, flood, climate change, soil contamination and excess precipitation. The occurrence of any one or all of these factors with respect to a crop of Empress Splendor trees could cause a reduction in potential lumber yield, or even the loss of an entire crop associated with a class of our Series A Units.

The potential income from harvest of Empress Splendor trees is dependent on multiple factors beyond the control of the Company.

The potential income generated from the harvest of any particular crop of Empress Splendor trees is dependent on the aggregate of board feet of ES Lumber that the Company is able to sell from the harvest, and the price per board foot for which it can sell such ES Lumber, both of which are subject to numerous external factors beyond the control of the Company. In the event the Company is unable to produce a sufficient amount of ES Lumber, and/or sell such ES Lumber at a profit, the financial results of the Company may be materially impacted.

There is currently no market for Empress Splendor Lumber in North America and there is no guarantee that one will develop.

The market for ES Lumber in North America is unestablished. While other markets, such as in Asia, do exist, the long-term potential of the Company relies on the development and expansion of a market in North America. If the Company is unable to develop the market, or if the market does not expand on its own, or if the Company is unable to sell to the Asian market, the Company may not be able to sell its ES Lumber for a profit, or at all, which may harm the Company's financial results.

Global events may impact demand for Empress Splendor Lumber, our ability to harvest or deliver Empress Splendor Lumber, or our ability to obtain financing if necessary.

Events in the global financial markets over the past 9 years have had a profound impact on the global economy. Virtually all economic sectors are impacted by these market conditions. Some of the key impacts of the current market turmoil include: sharp contractions in the credit markets resulting in a widening of credit risk spreads and higher costs of funding; a deterioration in the credit ratings of a number of large financial institutions; devaluations and high volatility in global equity, commodity, foreign exchange and precious metals markets and a corresponding lack of market liquidity; and a slowdown in economic activity that is affecting major global economies. These events could have a significant impact on the Company's business and its assets and cause an investor to lose some or all of their investment.

Risks Related to Our Series A Units

There is no market for our Series A Units.

There is no formal marketplace for the resale of the Series A Units. Investors should assume that they may not be able to liquidate their investment or be able to pledge their shares as collateral for an indefinite period of time. An investment should only be considered by those investors who are able to make a long-term investment and bear the economic risk of a complete loss of the investment.

The Series A Units have no voting rights except as required under Nevada law.

The rights granted to the holders of our Series A Units is determined by our Operating Agreement and the specific class designation relating to a particular crop of Empress Splendor trees. Under our Operating Agreement and unit designations, holders of Series A Units do not have the right to vote on any matters affecting the business of the Company. Series A Unit holders have no right to take part in the control or management of the Company and exclusive authority and responsibility for controlling and managing the Company rests with the Manager. Investors are trusting in management discretion in making good business decisions that will grow their investment.

Our Series A Units feature limited economic rights to specific crops of Empress Splendor trees.

Under each unit designation, holders of our Series A Units only have rights to share in the profits and losses, and distributions, if any, from specific crops of Empress Splendor trees. As noted above, there are many factors that could negatively impact the harvest of Empress Splendor trees. As such, there is no guarantee that the Empress Splendor trees will survive to maturity, or that a harvest will be profitable enough to net any profit to the holders of Series A Units. In the event a harvest is not profitable investors may lose their entire investment.

Investors should consult their own financial and tax advisors about an investment in our Series A Units.

Investors will acquire the Series A Units without any representations from the Company regarding tax implications of the transaction. Each investor should consult their own independent tax or other financial advisors regarding the tax implications of an investment in the Series A Units.

Investors may not be entitled to a jury trial with respect to claims arising under the Operating Agreement, Subscription Agreement or other documents, which could result in less favorable outcomes to the plaintiff(s) in any such action.

Our documents provide that the parties to all legal proceedings (except for legal

proceedings brought under the U.S. federal securities laws), concerning the interpretations, enforcement and defense of the transactions contemplated by the Subscription Agreement, Operating Agreement and any documents included in the offering memorandum, agree to waive their right to a trial by jury.

Investors or any other holders or beneficial owners of our Series A Units bringing a claim against us in connection with matters arising under the Subscription Agreement, Operating Agreement or other documents in the offering memorandum, may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us. If a lawsuit is brought against us under the Subscription Agreement, Operating Agreement or other documents contained in the offering memorandum, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

If the jury trial waiver provisions are not permitted by applicable law, an action might nevertheless proceed with a jury trial.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this Offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise:	**$250,000**
Use of Proceeds:	22% for farmer support and performance bonus; 17% for management fee and office; 13% for trees and shipping; 13% for legal, accounting and compliance; 10% for brokering the lumber; 10% for marketing; 6% for investor relations; 5% WeFunder fee; 2% for carbon program costs; 2% contingency/reserve. These are estimated figures.

If we raise:	**$5,000,000**
Use of Proceeds:	22% for farmer support and performance bonus; 17% for management fee and office; 13% for trees and shipping; 11% for legal, accounting and compliance; 10% for brokering the lumber; 6% contingency/reserve; 7% for marketing; 7% for investor relations; 5% WeFunder fee; 2% for carbon program costs. These are estimated figures.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target Offering amount prior to the deadline, we may conduct an initial closing of the Offering early if we provide notice about the new Offering deadline at least five business days prior to the new Offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute a Subscription Agreement with the Company ("Subscription Agreement"), using the Investor's electronic signature.
2. Acceptance of the Investment. If the Subscription Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on

the wefunder.com website. After the Offering closes, the contract will be counter-signed by the Company. The executed Subscription Agreement will then be sent to the investor via email, and is also available to download on the "My Investments" screen.
3. Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of the issuers offering securities through Wefunder Portal.
4. Progress of the Offering. The Investor will receive periodic email updates on the progress of the Offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target Offering amount is met.
5. Closing: Original Deadline. Unless we meet the target Offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.
6. Early Closings. If the target Offering amount is met prior to the original deadline date, we may close the Offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the Offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target Offering amount is still met after any cancellations.
7. Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Subscription Agreement again. The Subscription Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round. The per unit price is not based on any financial valuation of Company, but instead on the proceeds required for the planting and care for the Empress Splendor trees to reach harvest.

See exact security attached as Appendix B, Investor Contracts

World Tree USA, LLC is offering up to 2,847,222 Series A Eco-Tree 2021 ACT Units

World Tree USA, LLC is offering up to 2,847,222 Series A Eco-Tree 2021 ACT units, at a price per unit of $1.80.

Investors in the first $1,000,000.00 of the Offering will receive units at a price per unit of $1.60.

The campaign maximum is $4,999,999.60 is and the campaign minimum is $250,000.00.

The minimum subscription is for the number of Units equal to a subscription of $900.

General
Each Series A Eco-Tree 2021 ACT Unit in this Offering represents a membership interest in World Tree USA, LLC associated with a specific ES Crop. Investors in this Offering will be required to sign a Subscription Agreement and agree to be bound by the terms of the Operating Agreement and the applicable Unit Designation. The provisions of the Operating Agreement apply to all Unit Holders, including accepted Investors in this Offering as well as secondary purchasers of our Series A Eco-Tree 2021 ACT Units. By signing the Subscription Agreement, the Investor is agreeing to the terms and conditions of the Operating Agreement, as amended, bearing the effective date of February 4, 2021, and the applicable Unit Designation. By purchasing the Units, the Investor will be admitted as a Unit Holder of the Company and will be bound by the provisions of, and deemed to be a party to, the Operating Agreement.

Voting Rights
Generally, holders of our Series A Eco-Tree 2021 ACT Units will have voting rights only with respect to certain matters, as described below. However, holders of our Series A Eco-Tree Units will not have the right to vote for removal of our Manager and will only have the right to vote relating to amendments to our Operating Agreement that would adversely change the rights of the Series A Eco-Tree 2021 ACT Units, the liquidation of the Company, and amendments to the respective Unit Designation. Each outstanding Unit entitles the holder to one vote on any matter on which the Unit Holder is entitled to vote. Generally, matters to be voted on by our Unit Holders must be approved by a majority of the votes cast by all Unit Holders present in person or represented by proxy, although the vote to remove the Manager for "cause" requires a two-thirds vote. If any vote occurs, Unit Holders will be bound by the majority or supermajority vote, as applicable, even if the Unit Holders did not vote with the majority or supermajority.

The following circumstances will require the approval of all Unit Holders representing a majority or supermajority, as the case may be, of the Units:
• any amendment to our Operating Agreement or Unit Designation that would adversely change the rights of the Units (majority of Unit Holders of the affected class by value of interest); and
• removal of our Manager as the manager of the Company for "cause" (two-thirds of Series B Unit Holders by value of interest), however, holders of Series A Eco-Tree 2021 ACT Unit will not have the right to vote for removal of our Manager The following circumstance will require the approval of the Manager and the holders of the designated Series A Eco-Tree 2021 ACT Units:
• any amendment to the Unit Designation of the respective class of Series A Eco-Tree 2021 ACT Unit (majority of holders of the respective class of Series A Eco-Tree 2021 ACT Units by value of interest).

Distribution Upon Harvest
The Gross Profits, if any, net of Harvest Costs, from the Harvest of the crop of ES Trees underlying the Series A Eco-Tree 2021 ACT Units in this Offering will be distributed 50% to the Farmers and 50% to the Company. The Company will then make a cash distribution of the Net Profits, if any, equally between the Manager and holders of the Series A Eco-Tree 2021 ACT Units. Following that final distribution upon Harvest, Unit Holders will automatically resign from membership in the Company, and the Series A Eco Tree 2021 ACT Units will be retired. In situations where the ES Trees are owned by a subsidiary or affiliate of the Company, the means of the Company receiving its share of income from a Harvest may differ in certain respects in order to achieve favorable treatment of those entities. We will strive to provide distributions that create the same or similar economic results as with the Harvest of ES Trees owned by World Tree USA, LLC, but we cannot guarantee that will be possible.

Forum Selection and Jury Waiver Provisions
Except for claims arising under the United States securities laws, all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by the Operating Agreement shall be commenced exclusively in the state and federal courts sitting in California. Except for claims arising under the United States securities laws, that the parties to the Operating Agreement also waive their right to a jury trial. No condition, stipulation or provision of the Operating Agreement serves as a waiver by any party, holder or beneficial owner of Series A Eco-Tree 2021 ACT Units or by us of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Transfer Restrictions
The Units are subject to restrictions on transferability. A holder of Units may not transfer, assign or pledge its Units without the consent of the Manager. Our Manager may withhold consent in its sole discretion, including when our manager determines that such transfer, assignment or pledge would result in (a) there being more than 2,000 beneficial owners of the Units or more than 500 beneficial owners of the Units that are not "accredited investors" (provided that our Manager may waive such limitations), (b) the assets of the Company being deemed "plan assets" for purposes of ERISA, (c) a change of U.S. federal income tax treatment of the Company, or (d) our Company or our Manager being subject to additional regulatory requirements. The transferring holder is responsible for all costs and expenses arising in connection with any proposed transfer (regardless of whether such sale is completed) including any legal fees incurred by us or any broker or dealer, any costs or expenses in connection with any opinion of counsel and any transfer taxes and filing fees.

Taxation of the Company

The Company is taxed as a partnership with the IRS. As a partnership, we will not be subject to federal income tax, however each Unit Holder will be subject to federal income tax on the Unit Holder's share of the profits and losses corresponding to the specific ES Crop in which they have invested. Profits may be recognized even in the event that no cash distribution is made. Each Unit Holder will receive a Schedule K-1 identifying their share of income, deductions, credits, losses, etc. of the Company on an annual basis.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No:

16. How may the terms of the securities being offered be modified?

The terms of the Series A Eco-Tree 2021 ACT Units may only be modified by amendment to the Operating Agreement of the Company, which requires approval of the Manager, and the majority of holders of each unit designation for any change that would adversely change the rights of the units holders.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series A 2021 Eco-Tree Units	N/A	1,183,028	No
Series A 2020 Eco-Tree Units	N/A	4,398,472	No
Series A 2018 COP Units	N/A	1,187,152	No
Series A 2016 COP Units	N/A	200,000	No
Series B Voting Units	10,000	10,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

The Company's Series A Units are non-voting units and may not be diluted. However, the Series A Units are materially limited and qualified by the rights of the holders of the Series B voting Units, as the Series B voting unit holders retain 100% control of the Company. The Series A Units do not reflect a voting equity position in the Company but rather rights to share in any profits generated by the harvest of a particular crop of trees.

18. How may the rights of the securities being offered be materially limited, diluted or qualified

by the rights of any other class of security identified above?

World Tree Technologies, Inc., the Manager and sole holder of voting membership interests in the Company, will undertake the day to day operations of the Company, and will be responsible for its financial performance.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

None

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

World Tree Technologies, Inc., as the sole holder of voting membership interests in the Company, and also its Manager, will undertake the day to day operations of the Company, and will be responsible for the financial performance.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The securities have been valued internally on the best estimates of the Company to receive sufficient funding for the purchase, planting, and management of the Empress Splendor trees prior to a Harvest

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

Investors will have no day to day control over the operations of the Company and material decisions about the Company may be made by the Manager without involvement of the investors in this Offering

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2018	Other	Series A 2018 COP Units	$15,000	General operations
4/2019	Regulation Crowdfunding		$993,628	General operations
8/2019	Regulation D, Rule 506(b)	Priced Round	$80,000	General operations
9/2019	Regulation D, Rule 506(c)	Series A 2019 Eco-Tree Units	$1,208,247	General operations
12/2019	Other	Series A Eco-Tree 2020 Units	$30,563	General operations
12/2019	Other	Series A 2018 COP Units	$27,968	General operations
8/2020	Regulation A+		$1,227,190	General operations

10/2020	Other	Series A	$17,500	General operations
12/2020	Regulation D, Rule 506(b)	Series A	$32,500	General operations
12/2020	Regulation A+	Series A Eco-Tree 2020 Units	$3,119,352	General operations
7/2021	Regulation D, Rule 506(c)	Series A Eco-Tree 2021 Units	$1,768,090	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	World Tree Technologies, Inc.
Amount Invested	$10,000.00
Transaction type	Priced round
Issue date	12/31/16
Relationship	Manager of the LLC

World Tree Technologies, Inc. ("WTT"), as Manager of the Company, undertakes the day-to-day operations of the Company and its mission of using the Empress Splendor tree to produce lumber in a more environmentally conscious manner. As such, WTT receives management fees from the Company, or advances amounts reimbursed by the Company.

As of 12/31/20, amounts due to WTT for management fees totaled $39,762. Subsequent to 12/31/20, the company advanced $465,815 to WTT. The advance does not accrue interest and is due on demand.

Management Fees - 2018 Series A Unit Offering - In connection with the 2018 Series A Unit offering and the current management agreement, fees expected to be paid to WTT consist of the following: 1) $2.25 per tree (biological asset); 2) $0.20 per tree for purchasing; 3) $0.40 per tree for shipping and handling to the farmer; 4) $2.00 per tree farmer support fee for which is paid to WTT to cover costs in connection with semi-annual communications with the farmers; 5) $0.50 per tree as a farmer bonus paid to WTT, which in turn is remitted to the farmer; 6) $0.40 per tree for general and administrative expenses; 7) $1.00 per tree for marketing; 8) $2.75 per tree for management fees; 9) $0.40 per ree for investor relations; and 10) $0.40 per tree for brokering lumber. Farmer support, marketing, and management fees increase at the point at which there are at least 1,000 acres of trees under management. The cost of trees, tree order staffing and administration, and shipping and handling, are recorded as deposit on biological assets - related party. The remaining items are reflected as operating costs in the year they are paid to WTT. The amounts paid to WTT for these items is based upon the number of Series A Units sold. The Company records the transactions as the amounts are paid to WTT.

Management Fees - 2019/2020 Series A Unit Offering -In connection with the 2019 Series A Unit offering fees expected to be payable to WTT consist of the following: 1) $2.50 per tree (biological asset), 2) $0.20 tree order staffing and admin; 3) $0.40 shipping and handling; 4) $3.14 farmer support; 5) $0.50 farmer bonus' 6) $0.40 office overhead; 7) $1.43 marketing; 8) $3.57 management fees; 9) $0.40 investor relations; 10) $0.46 brokering lumber; and 11) $1.39 for accounting and annual reporting costs. The cost of trees, tree order staffing and admin, and shipping and handling, are recorded as deposit on biological assets - related party. The remaining items are reflected as operating costs in the year they are paid to WTT. The amounts paid to WTT for these items is based upon the number of Series A Units sold. The Company records the transactions as the amounts are paid to WTT.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

- [x] Yes
- [ ] No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

The Empress Splendor is the fastest growing hardwood tree in the world. For every $3,600 you invest, our farmers will plant an acre of these beauties across North and Latin America. Then, in 10 years when these trees mature, they'll be harvested for lumber and we'll be sharing the profits with our farmers and investors like you. The United Nations predicts that demand for timber will double by 2050. With our carbon-eating, non-invasive Empress Splendors, we're ready to meet those needs.

Over the next 5 years, World Tree intends to plant 3.5 million trees, producing over $3 billion of marketable lumber. Not to mention, the priceless value of offsetting millions of tons of carbon every year. It's our goal to prove that you can make a profit and save the world at the same time! These projections cannot be guaranteed. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

World Tree USA, LLC was organized in the State of Nevada in June 2015.

Since then, we have:

- Highest funded female founded company on WeFunder
- Fast growing, renewable hardwood in 8-12 years
- Largest grower of Paulownia in North and Latin America
- 5,000 acres already planted with over 270 farmers in 4 countries
- Expert team with over 50 years combined experience
- Diversified farms to reduce risk
- One acre of trees can absorb as much CO_2 annually as an American family of two produces

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $0 compared to the year ended December 31, 2019, when the Company had revenues of $0.
- *Assets.* As of December 31, 2020, the Company had total assets of $3,169,919, including $1,231,923 in cash. As of December 31, 2019, the Company had $1,428,521 in total assets, including $792,816 in cash.
- *Net Loss.* The Company has had net losses of $2,467,711 and net losses of $1,204,586 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.
- *Liabilities.* The Company's liabilities totaled $39,762 for the fiscal year ended December 31, 2020 and $0 for the fiscal year ended December 31, 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $6,931,948 in equity.

The Company is undertaking concurrent offerings under Regulation D, and to certain investors in Canada in support of the 2021 Crop of Empress Splendor trees. After the conclusion of these 2021 offerings, we will execute all required activities for planting the 2021 crop.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

As the Company undertakes future plantings, it will seek funding for future crops of Empress Splendor trees on an annual basis.

Runway & Short/Mid Term Expenses

Subsequent to year end, the company has raised an additional $1,768,090 in net proceeds through sales of Series A Eco-Tree 2021 Units through a Regulation D

offering. In addition, the company has paid management fees to World Tree Technologies totaling $2,059,840, as well as advanced $465,815 to World Tree Technologies. The advance does not incur interest.

Our Series A Eco-Tree Units correspond to a specific crop of Empress Splendor trees. The Company only generates revenue upon the harvest of that crop, which occurs in 8-12 years, although not guaranteed. Expenses will be covered using the proceeds of this Offering as described under Use of Proceeds.

If the Company raises its target amount of $250,000, approximately 78 acres (8,600 trees) will be planted. Assuming 75% survivability, the estimated yield at harvest for this crop could produce up to 1,933,594 board feet of lumber. The Company estimates the cost of harvest to be about $2.00 per board foot. Assuming a selling price of $6.00 per board foot less the cost of harvest, potential net profits could be up to $7,734,375. Assuming 65% survivability and a selling price of $5.00 per board foot less the cost of harvest, potential profits could be up to $5,027,344. These projections cannot be guaranteed.

If the Company raises its maximum amount of $5,000,000, approximately 1,400 acres (154,000 trees) will be planted. Assuming 75% survivability, the estimated yield at harvest for this crop could produce up to 34,650,000 board feet of lumber. The Company estimates the cost of harvest to be about $2.00 per board foot. Assuming a selling price of $6.00 per board foot less the cost of harvest, potential net profits could be up to $138,600,000. Assuming 65% survivability and a selling price of $5.00 per board foot less the cost of harvest, potential profits could be up to $90,090,000. These projections cannot be guaranteed.

The Company intends to continue raising funds for future series of its Series A Units for future Empress Splendor crops, and to cover short term burn while fundraising.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Douglas Willmore, certify that:

(1) the financial statements of World Tree USA, LLC included in this Form are true and complete in all material respects ; and

(2) the tax return information of World Tree USA, LLC included in this Form reflects accurately the information reported on the tax return for World Tree USA, LLC filed for the most recently completed fiscal year.

Douglas Willmore
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.worldtree.eco/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird World Tree Series A Eco-Tree 2021 Subscription Agreement
- World Tree Series A Eco-Tree 2021 Subscription Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Allan English
- Brad Hilsabeck
- Chris Wedding
- Deborah Cullen
- Douglas Willmore
- Dr. Catherine Key
- Filippo Bozotti
- Julie Friedman-Steele
- Mary Jo Willmore
- Todd Fein
- Wendy Burton

Appendix E: Supporting Documents

- Second_Amended_and_Restated_World_Tree_Operating_Agreement_02.2021.pdf
- ttw_communications_88260_200005.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird World Tree Series A Eco-Tree 2021 Subscription Agreement
- World Tree Series A Eco-Tree 2021 Subscription Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Allan English
- Brad Hilsabeck
- Chris Wedding
- Deborah Cullen

Douglas Willmore

Dr. Catherine Key

Filippo Bozotti

Julie Friedman-Steele

Mary Jo Willmore

Todd Fein

Wendy Burton

Appendix E: Supporting Documents

Second_Amended_and_Restated_World_Tree_Operating_Agreement_02.2021.pdf
ttw_communications_88260_200005.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

World Tree USA, LLC

By

Doug Willmore

Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Allan English
Mr
8/12/2021

Filippo Bozotti
Mr
8/12/2021

Catherine Key
COO
8/11/2021

Wendy S Burton
Founder
8/11/2021

Deborah L. Cullen
CFO/CAO
8/11/2021

Doug Willmore
Chief Executive Officer
8/11/2021

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on
the information I provided through this online form and my company's

the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.